Contact

www.linkedin.com/in/
alexandreaday (LinkedIn)
metabrainlabs.com (Company)
iaffirm.org (Company)

Top Skills

Web Video

Digital Media

Video Production

Languages

English

Publications

Meta-Brain Leader Pilot Test Overview

Patents

SYSTEMS, DEVICES AND METHODS FOR STREAMING MULTIPLE DIFFERENT MEDIA CONTENT IN A DIGITAL CONTAINER

Alexandrea Day

Meta-Brain Labs has found its purpose in meeting the unmet needs emerging from crisis and stress on one end of the human spectrum and the opportunity for abundance and achievement at the other.

Bellevue, Washington, United States

Summary

Behavioral science clinician, neuroscience innovator, and tech futurist, Alexandrea has pioneered initiatives that advance societal health and human achievement. Earned insights and unique interpretations of both the aspirations and unmet needs of the human condition and how it connects with the world became the motivational force to create a scalable breakthrough in behavioral analysis and treatment methodology.

In her book, Meta-Brain, she explains how Adaptive Therapy enables positive change at scale. It’s a new category-defining, hyper-learning process of identifying and modifying self-limiting beliefs stored in the unconscious. The adapted state of mind, referred to as a Meta-Brain, takes better control over variables and generates new powers of belief free to excel in performance and attain better health and well-being—permanently.

Alexandrea has taught the Adaptive Therapy process through her Washington State Vocational School, and travels globally to teach the techniques of Adaptive Therapy to individuals, healthcare professionals, and licensed therapists.
She also founded IAffirm, a 501 (c) 3 non-profit, that addresses the gap between medical and mental disease treatments, measures the impact of psychosocial events that cause stress, and advises evidence-based treatment plans. IAffirm’s mission is to ignite innovation that advocates and strengthens human nobility through behavioral research projects and authoring hyper-learning products for Meta-Brain Labs™, the for-profit neuro-tech sister company.

As CEO of Meta Brain Labs™, she is directing four business units: Enterprise Transformation, Sports Performance, Healthcare, and Innovation – each delivering disruptive solutions and enabling open access by third parties, researchers, and strategic partners. Founded

on the core belief in human possibility, the success model for Meta Brain Labs™ extends beyond pursuing product innovations, sound financials, and a leadership market position. Its higher calling will be to improve the health and well-being of humanity at large and help it achieve more of its potential.

Experience

Meta-Brain Labs
Founder, CEO, Author & Innovator
August 2021 - Present (1 year 7 months)
Seattle, Washington, United States

THE VISION FOR A META-BRAIN.

Helping humanity at a scale sufficient to be meaningful requires radical innovation. The kind born out of breakout thinking, take-the-hill courage, and uncommon wisdom about life and living free. Meta-Brain Labs has found its purpose in meeting the unmet needs emerging from crisis and stress on one end of the human spectrum and the opportunity for abundance and goodness at the other.

With a penchant for challenging orthodoxy, NeuroTech innovator, clinician, futurist, and CEO of Meta-Brain Labs, Alexandrea Day, has pioneered advances in societal health and human achievement. Her lifetime of behavioral research combined with thousands of client interactions has accrued into a holistic understanding of the human operating system and its intrinsic potential. Earned insights and unique interpretations of the health-related needs and aspirations of the human condition and how it connects with the world became the motivational force to create a scalable breakthrough in behavioral analysis and treatment methodology.

Ever believing in human possibility, the inspiration for a Meta-Brian capable of healthy and powerful living emerged. As explained in her book Meta-Brain: Re-programming the Unconscious for Self-directed Living, her category-defining process of identifying and modifying self-limiting beliefs stored in the unconscious goes well beyond the concept of table-stakes analysis and self-help treatments. It defines a new category of bespoke and actionable self-appraisal, self-change inherent in all of us.

IAffirm

Founder & Executive Director

January 2020 - Present (3 years 2 months)

Greater Seattle Area

I Affirm is a 501 (c) 3 Non-profit organization dedicated to help people modify negative belief systems and conduct scientific research to prove its efficacy.

iAffirm offers therapist training in point of care tools and techniques to augment sessions with evidence-based AI-driven technology that improves outcomes. Our training first begins with the "analog" model to train thousands of therapists. As soon as the tech tool is available, all therapists will be brought up to speed to replace applied kinesiology.

VideoCrewUSA

Senior Video Producer

July 2018 - Present (4 years 8 months)

Greater Seattle Area

STEADYTAKE is a 24/7 managed video service providing professionally shot video and editing services for a reasonable price. Our focus is to provide value at a price that guarantees highly skilled professionals are at work on your project while leveraging proprietary technology that improves efficiency.

STEADYTAKE has built a national footprint of professional filmmakers that capture and upload footage into our platform for our customers. In addition to offering video production from custom to social story packages, SteadyTake sources your filmmaker for you, guaranteeing their work and saving you the time of putting out an RFP and sifting through many quotes. We know our people, their talent, and availability and can book them for you within an hour.

STEADYTAKE is also continually improving its workflows through the development of it software platform. We are your new media video production agency.

InstaVid

Visionary, Inventor, and Patent-holder

May 2016 - April 2018 (2 years)

Greater Seattle Area

I am a WOMAN IN TECH inventor who has pioneered the next video-browsing trend. 10 years of the concept led me to build the prototype and file a patent in 2010. Today, patent granted with follow-on continuation-in-part applications,

the version 3.0 platform is unlimited in scale, is versatile to deliver any style or size video excerpt, and performs instantly. Contact Alex for more information.

DaySpark
Co-Founder, President, CEO & BOD
November 2010 - October 2015 (5 years)
Bellevue, WA

DaySpark has created the world's first PREMIUM video-sharing network for publishers and producers so that users can easily find videos they want to watch.

Horse of Mine
Strategic Advisor
January 2010 - November 2010 (11 months)

Horse of Mine offers a virtual horse ownership program (with live horses) that allows users to connect with their horse online by viewing live video streaming cameras placed onsite at horse farms. Owners can watch their horse eat, get groomed, give lessons, and romp and play in the pasture. In addition, owners can blog and chat with the horse's handler and even buy their virtual horse treats.

Leszynski Group
VP Marketing
2001 - 2003 (2 years)

I was responsible for all marketing activities specifically involved in the launch of new software products for mobile computing with the Tablet PC. I engineered learning sessions and built budgets surrounding mobile computing to drive custom software development sales for the Company.

Alaska Media Research
Ombudsman
2000 - 2001 (1 year)

This position was focused on reading and critiquing media in the state of Alaska in regard to bias reporting. When I discovered bias I contacted the reporter and various others in the community to verify details and "set the record straight." I worked from Seattle, reporting on Alaska media news remotely.

Adaptive Therapy
Adaptive Therapist

January 1981 - January 1999 (18 years 1 month)

Creator of the Cognitive-behavioral therapy called adaptive therapy. Focus of the process is on assisting clients identify core beliefs and re-programming those that cause inappropriate, harmful or limiting behavior. 18 years as a therapist applying the methodology lends itself to tech integration, to provide access to all.

Education

Antioch University Seattle

Psychology · (1996 - 1999)